SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Announcement on Appointment of Vice President and Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: February 8, 2017	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

Appointment of Vice President and Chief Financial Officer

The written notice convening the seventeenth meeting (the “Meeting”) of the eighth session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was issued recently. The Meeting was held on 8 February 2017 by way of correspondence. Of the 11 Directors entitled to attend the Meeting, all 11 Directors attended the Meeting. Members of the Supervisory Committee and senior management of the Company also attended the Meeting. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of Sinopec Shanghai Petrochemical Company Limited. Mr. Wang Zhiqing, Chairman of the Company, presided over the Meeting. The resolution in relation to the appointment of Mr. Zhou Meiyun as Vice President and Chief Financial Officer of the Company was approved by the Board with 11 votes in favor, 0 vote against and 0 abstention. Mr. Zhou Meiyun was appointed by the Board as Vice President and Chief Financial Officer of the Company with effect from 8 February 2017 until the expiration of the eighth session of the Board i.e. the date of the 2016 annual general meeting of the Company.

The biographic details of Mr. Zhou Meiyun are set out as follows:

Zhou Meiyun, aged 47, is the Manager of Finance Department of Shanghai SECCO Petrochemical Company Limited. Mr. Zhou joined Shanghai Petrochemical Complex in 1991 and held various positions, including Officer, Assistant to Manager, Deputy Manager and Manager of Finance Department of the Company. In May 2011, Mr. Zhou was appointed as Manager of Finance Department of Shanghai SECCO Petrochemical Company Limited. Mr. Zhou graduated from Shanghai University of Finance and Economics in 1991, majoring in accounting. He obtained a master’s degree in economics from Huazhong University of Science and Technology majoring in western economics in 1997. He is a senior accountant by professional title.

Save as disclosed above, Mr. Zhou has no other relationships with the Company, directors, supervisors, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any interests in the shares or underlying shares of the Company. Mr. Zhou has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

The Board would like to welcome Mr. Zhou Meiyun for his new appointment.

Independent Non-executive directors of the Company, Mr. Cai Tingji, Mr. Zhang Yimin, Mr. Liu Yunhong, and Mr. Du Weifeng, have expressed independent opinions.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Zhang Jianbo Joint Company Secretary

Shanghai, the PRC, 8 February 2017